UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THE STOCK PURCHASE SAVINGS PLAN OF COVANCE INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**COVANCE INC.
210 CARNEGIE CENTER
PRINCETON, NEW JERSEY 08540**


03025830


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
SECTION

The Stock Purchase Savings Plan of Covance Inc.

Financial Statements
and Supplemental Schedule

December 31, 2002 and 2001

Index



Ernst & Young LLP
Metro Park
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: (732) 516-4200
www.ey.com

Report of Independent Auditors

To the Participants and Administrative Committee of
The Stock Purchase Savings Plan of Covance Inc.

We have audited the accompanying statements of net assets available for benefits of The Stock Purchase Savings Plan of Covance Inc. as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 16, 2003

The Stock Purchase Savings Plan of Covance Inc.

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Investments at fair value:		
Registered investment companies	**$128,222,766**	$130,912,961
Covance stock fund	**65,055,034**	60,236,743
Participant loans	**3,580,428**	3,368,039
Total investments	**196,858,228**	194,517,743
Participant contribution receivable	**1,213,378**	1,202,123
Employer contribution receivable	**818,364**	822,686
Interest bearing cash	**1,785,516**	1,463,437
Interest receivable	**1,915**	424,325
Total assets	**200,677,401**	198,430,314
Other	**(115,116)**	(131,333)
Net assets available for benefits	**$200,562,285**	$198,298,981

See accompanying notes.

The Stock Purchase Savings Plan of Covance Inc.

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
Additions		
Investment income:		
Interest and dividends	**$ 2,960,470**	$ 3,988,358
Net (depreciation) appreciation in fair value of investments	**(11,673,878)**	22,296,279
	(8,713,408)	26,284,637
Contributions:		
Participant (cash)	**15,896,033**	16,851,621
Employer (employer common stock)	**8,628,233**	9,092,141
	24,524,266	25,943,762
Total additions	**15,810,858**	52,228,399
Deductions		
Benefits paid to participants	**13,527,174**	18,581,867
Administrative fees	**20,380**	
Total deductions	**13,547,554**	18,581,867
Net increase in net assets available for benefits	**2,263,304**	33,646,532
Net assets available for benefits at beginning of year	**198,298,981**	164,652,449
Net assets available for benefits at end of year	**$200,562,285**	$198,298,981

See accompanying notes.

1. Description of the Plan

The following description of The Stock Purchase Savings Plan of Covance Inc. (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the "ESOP"). The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of ERISA. Employees hired after December 31, 1998 are not eligible to participate in the ESOP and the Company does not intend to make any future contributions to the ESOP.

Eligibility

Any employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 20% during 2002 and between 1% and 15% during 2001, subject to annual Internal Revenue Service ("IRS") limitations. The Company makes a matching contribution to the Plan equal to three times each participant's contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant's eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributes 6% or more of their eligible compensation. This matching contribution is made 100% to the Covance stock fund. Through June 2001, matching contributions were made on a quarterly basis. Beginning July 1, 2001 and through November 2002, matching contributions were made on a monthly basis. Beginning December 1, 2002, matching contributions are made on a semi-monthly basis for all but two business units, which

1. Description of the Plan (continued)

continue to fund matching contributions on a monthly basis. At its own discretion, the Company may make a discretionary contribution to the Plan ("Discretionary Contribution") in any year, which would be allocable equally to all eligible participants employed by the Company at the end of the Plan year, provided that any such Discretionary Contributions for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contributions were made for the years ended December 31, 2002 and 2001.

Investment Elections

Participants may elect to have their contributions invested in any one or a combination of select funds offered by Fidelity Investments ("Fidelity") in accordance with the Plan document. In addition, participants can elect to have their contributions invested in the Covance stock fund and all Company matching contributions are invested in the Covance stock fund. Effective April 1, 2002, the length of service required for participants to have investment discretion with respect to the Company match was reduced from four years to two years and, the employee age requirement for Company match investment discretion was reduced from 55 to 50 regardless of length of service. Prior to April 1, 2002, participant balances from employer contributions and related earnings could not be transferred to other investment options until the participant reached the age of 55 or became 100% vested in their Company contributions, or their employment with the Company was terminated, whichever was earlier.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of Discretionary Contributions and an allocation of the Plan's earnings. Discretionary Contributions are allocated pro rata based on participant account balances. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all investments in that fund.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively.

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account value of $5,000 or less will automatically receive a lump sum payment. If the value of a participant's account exceeds $5,000, they can elect to receive an immediate distribution or wait until later (but not beyond age 70 1/2) to receive a distribution. Payments may be distributed in cash or stock, at the discretion of the participant (or the beneficiary). Benefit distributions are recorded when paid.

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the Prime Rate.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company's matching contributions. Forfeited accounts are invested in the Fidelity Managed Income Portfolio Fund and are used from time to time to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2002 and 2001, the aggregate amount of forfeited nonvested accounts totaled approximately $525,000 and $562,000, respectively.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant's account balance would become fully vested.

Plan Administration

The Plan is administered by a benefits administration committee appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company these expenses are not reflected in the accompanying financial statements. When paid by the Plan through the liquidation of amounts forfeited under the Plan these expenses are reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted market prices. Participant loans are valued at amortized cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	
	2002	**2001**
Covance Stock Fund	**$ 5,704,967**	$ 36,681,631
Shares of registered investment companies	**(17,378,845)**	(14,385,352)
	$(11,673,878)	$ 22,296,279

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
Covance Stock Fund *	**$65,055,034**	$60,236,743
Fidelity Managed Income Portfolio Fund	**31,424,818**	28,529,584
Fidelity Contrafund	**21,209,776**	23,215,862
Fidelity Magellan Fund	**20,784,610**	27,763,577
Fidelity Equity Income Fund	**19,603,342**	23,127,533

* Nonparticipant-directed investment.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2002	**2001**
Net assets:		
Common stock	**$65,055,034**	$60,236,743

	Year ended December 31	
	2002	**2001**
Changes in nonparticipant-directed investments:		
Contributions (employer and employee)	**$ 8,000,525**	$ 7,572,216
Earnings and net realized and unrealized gain in fair value	**5,704,967**	36,681,631
Distributions to participants	**(3,431,804)**	(4,809,768)
Net transfers to participant directed investments	**(5,455,397)**	(7,341,731)
	$ 4,818,291	$32,102,348

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2001, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

The Stock Purchase Savings Plan of Covance Inc.

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
	Value of interests in registered investment companies:		
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Managed Income Portfolio Fund*; 31,424,818 shares	**	$ 31,424,818
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Contrafund*; 549,476 shares	**	21,209,776
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Magellan Fund*; 263,230 shares	**	20,784,610
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Equity Income Fund*; 494,160 shares	**	19,603,342
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Balanced Fund*; 427,762 shares	**	5,684,958
Fidelity Investments Institutional Operations Company, Inc.	Fidelity International Growth and Income Fund*; 300,213 shares	**	5,049,591
Fidelity Investments Institutional Operations Company, Inc.	Fidelity US Bond Index Fund*; 392,156 shares	**	4,407,838
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2020 Fund*; 339,794 shares	**	3,615,413
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2010 Fund*; 254,259 shares	**	2,908,719
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom Income Fund*; 235,819 shares	**	2,499,684
Fidelity Investments Institutional Operations Company, Inc.	Neuberger Berman Genesis Trust; 87,783 shares	**	2,470,226
Fidelity Investments Institutional Operations Company, Inc.	Spartan US Equity Fund; 76,284 shares	**	2,376,236
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2030 Fund*; 229,713 shares	**	2,352,265
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2040 Fund*; 284,465 shares	**	1,666,962
Fidelity Investments Institutional Operations Company, Inc.	Oakmark Select I; 34,696 shares	**	826,465
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Aggressive Growth Fund*; 54,145 shares	**	605,884
Fidelity Investments Institutional Operations Company, Inc.	Dreyfus Founders Discovery Fund; 18,197 shares	**	346,471
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Mid-Cap Stock*; 17,034 shares	**	276,976
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2000 Fund*; 10,221 shares	**	112,532
	Total value of interest in registered investment companies		128,222,766
Covance Inc. *	Covance stock fund: Common stock; 2,645,589 shares	44,332,123	65,055,034
Participant loans*	Interest rates ranging from 4.75% to 10.50%, due in installments	**	3,580,428
	Total investments		$196,858,228

* Party-in-interest
** Not required as the investment is participant directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of The Stock Purchase Savings Plan of Covance Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE STOCK PURCHASE SAVINGS PLAN OF COVANCE INC.

Dated: 6/27/03

By: [signature]
Charles A. Hopper
V.P. Benefits, Staffing and HR Technology
Covance Inc.

Exhibit Index

Exhibit Number	**Document**
24.1	Consent of Ernst & Young LLP
99.1	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Charles A. Hopper

Exhibit 24.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-18487) pertaining to The Stock Purchase Savings Plan of Covance Inc. of our report dated May 16, 2003, with respect to the financial statements of The Stock Purchase Savings Plan of Covance Inc. included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

MetroPark, New Jersey
June 26, 2003

Exhibit 99.1

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Stock Purchase Savings Plan of Covance Inc. (the "Plan") on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles Hopper, V.P. Benefits, Staffing and HR Technology of Covance, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: 6/27/03

By: [signature]
Charles A. Hopper
V.P. Benefits, Staffing and HR Technology
Covance Inc.